UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 0-19797

Whole Foods Market, Inc.

(Exact name of registrant as specified in its charter)

550 Bowie Street

Austin, Texas 78703

(512) 477-4455

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, no par value

Rights to Purchase Preferred Stock

(Title of each class of securities covered by this Form)

5.200% Senior Notes due 2025

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:	One (common stock) None (rights to purchase preferred stock)

Pursuant to the requirements of the Securities Exchange Act of 1934, Whole Foods Market, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	September 7, 2017	By:	/s/ Heather Stern
Heather Stern General Counsel and Global Vice President of Legal Affairs